Filed by: Dominion Energy, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Dominion Energy, Inc.

Commission File No.: 001-08489

Leader Toolkit Email

Leaders -

Electricity demand is rising faster than it has since the years following World War II. At the same time, projects are getting larger and more complex, and our customers are counting on affordable, reliable power today, not years from now.

To that point, we announced today that Dominion Energy and NextEra Energy have entered into an agreement to combine, becoming the nation’s largest regulated electric utility and energy infrastructure company.

This is about positioning ourselves to meet the moment. Scale has never mattered more. It will enable stronger access to capital, and the ability to plan, build, finance, and operate more efficiently. Ultimately, that scale will translate into more affordable outcomes for the customers and communities we serve over the long term.

Our customers can count on the same reliable service, dedicated team, and familiar ways to interact with us. The Dominion Energy utility names aren’t changing, nor is how we operate locally, serve our customers, or engage with the community. Dominion Energy leaders such as Bob, Ed, Keller, and others will still be here and job protections for all Dominion Energy employees will ensure our customers continue to be served by the people they know.

Timing & Approvals

The transaction is expected to close in the next 12 to 18 months, subject to approval by shareholders of both companies as well as customary regulatory approvals, including:

•	State regulatory commissions in Virginia, North Carolina, and South Carolina.

•	Review under the federal Hart-Scott-Rodino Act, and approvals from the Federal Energy Regulatory Commission and the Nuclear Regulatory Commission.

•	While the merger is pending, normal processes such as hiring, promotions, job changes, pay changes and annual merit increases will continue in the ordinary course of business.

Corporate Structure

NextEra Energy will maintain dual headquarters in Richmond, Va., and Juno Beach, Fla., as well as South Carolina operational headquarters in Cayce.

Dominion Energy operating company names will remain the same, e.g., Dominion Energy Virginia, Dominion Energy North Carolina, and Dominion Energy South Carolina.

John Ketchum will serve as chairman and chief executive officer of the combined company. Bob Blue will lead the combined company’s regulated utilities; Ed Baine will continue to lead Dominion Energy Virginia and North Carolina; Keller Kissam will continue to lead Dominion Energy South Carolina (and continue reporting to Baine).

What It Means for Our Employees

As a growing company, we expect there to be good jobs for our talented teams across all states we serve and wherever we have operations across the country.

NextEra Energy has made commitments to Dominion Energy’s approximately 15,000 current employees, including:

For non-union employees:

•	Employee job protection period of at least 18 months, post-close (no involuntary terminations, other than for cause or performance).

•	Pay and benefits protection for at least 24 months, post-close, during which:

•	Base pay and annual bonus targets may not be reduced

•	Employees are guaranteed a substantially comparable benefits package, with specific protection against changes to retirement or retiree medical plans

•	No changes expected to vacation, sick leave, holidays or personal holidays

For union-represented employees:

•	Collective-bargaining agreements in effect at merger close will continue to be recognized.

•	Employee job protection period of at least 18 months, post-close (no involuntary terminations, other than for cause or performance).

Non-Dominion Energy workers (Contractors):

There are no immediate changes anticipated for non-Dominion Energy workers (NDEWs) – or contractors. We will be communicating directly with our suppliers, including those who employ these workers. Please refer employment-related questions from these workers to their employers.

For our entire workforce:

Keep in mind that while the merger is pending, normal processes such as hiring, promotions, job changes, pay changes and annual merit increases will continue in the ordinary course of business.

What It Means for Our Customers

•	NextEra Energy is proposing $2.25 billion in bill credits for Dominion Energy customers in Virginia, North Carolina and South Carolina spread over two years post-close.

•	Expected upgraded credit ratings at Dominion Energy Virginia/North Carolina and Dominion Energy South Carolina reduce borrowing costs and increase financial resiliency.

•	Additional benefits over time as a combined company from greater buying power, building more efficiently, and operational best practices.

•	NextEra Energy’s storm experience and expertise complement Dominion Energy’s reliable electric systems and grid transformation success.

•	The two companies set the standard for top-tier customer service, with outstanding customer net promoter scores.

•	Continued support for the robust utility assistance programs we have today, helping customers facing hardship keep the lights on.

What It Means for Our Communities

The two companies share a complementary focus on employee volunteerism and community engagement. NextEra Energy has committed to nearly doubling Dominion Energy’s charitable giving for five years post-close, or about $10 million in additional annual funding for five years in Virginia, North Carolina, and South Carolina.

What It Means for Our Investors

This will be an all-stock transaction. At close, each Dominion Energy shareholder will receive 0.8138 shares of NextEra Energy common stock at close per share of Dominion Energy common stock owned, and Dominion Energy shareholders will collectively receive a special cash payment of $360 million.

Information on NextEra Energy

NextEra Energy is based in Juno Beach, Fla., and is America’s leading builder of energy infrastructure, with about 80 GW of power generating capacity and expected annual capital expenditures of about $45 billion.

NextEra Energy operates in 49 states and four Canadian provinces. It serves 6 million electric utility customers in Florida. It operates seven nuclear units in Florida, New Hampshire, and Wisconsin. NextEra Energy also operates the largest renewable portfolio in the U.S.

Like us, they are focused on safety, reliability, an all-of-the-above generation mix, and excellent customer service.

Employee Resources

In-person employee meetings will be held today in Richmond and Cayce. A virtual option is also available via the Global Meet links below:

11:00 am Employee Meeting

2:30 pm Employee Meeting

Please ensure that your teams attend/view one of the two meetings, or watch a recording that will be distributed later, as business needs and work schedules allow.

We will keep employees updated as we progress through the process. An Employee Web Portal with frequently asked questions has been set up and is accessible through DomNet and the Weekly Lineup.

Employees can email questions to EmployeeInfo@dominionenergy.com. or submit a question through an anonymous form found on the Employee Web Portal.

Leader Toolkit

Attached you will find a leader tool kit that includes talking points, an FAQ document, and Do’s & Don’ts for leaders to help guide your conversations with employees.

And while we may or may not be directly involved in merger-related activities, please remember that each of us has a role in serving our customers safely and reliably.

NOTE: These toolkit materials have been approved by legal counsel, and some will be filed with the U.S. Securities and Exchange Commission. Therefore, it is important that you do not add to or alter these written materials or any other written communications you may receive in the future regarding this merger announcement. Distributing new or altered written materials could trigger additional legal filing requirements.

Consolidated Leader Talking Points

The Announcement

•	Dominion Energy and NextEra Energy have entered into a definitive agreement to combine.

•	The combination would create the nation’s largest regulated electric utility business, with approximately 10 million homes and businesses in the southeastern U.S.

•	No. 1 in the world in renewables and battery storage

•	No. 1 in the U.S. in gas-fired generation – and total generation

•	No. 2 in the U.S. in nuclear generation

•

The combination brings together two complementary industry-leading companies and four high-quality regulated platforms in Virginia, North Carolina, South Carolina, and Florida, with virtually no operational overlap.

•

We were 100% focused on executing our standalone plan when NextEra Energy approached us. This combination wasn’t about solving a “problem” for either company. Both companies have been executing well. It was about realizing that we can do so much more together than we can do separately to the benefit of customers, employees, communities, and shareholders.

•	The transaction is expected to close in the next 12 to 18 months, subject to approval of the shareholders of both companies as well as customary regulatory approvals.

•	The Dominion Energy name isn’t changing, and the combination will not affect how we operate locally, serve our customers, or engage with the community.

NextEra Energy

•	Top-line messages:

•	Forming America’s leading utility business and energy infrastructure company to reliably and affordably meet America’s historic power demand.

•	The NextEra Energy-Dominion Energy combination…..

•	Strengthens reliability, affordability, and investment in all-of-the-above infrastructure to meet record demand and rising customer and policy expectations.

•	Represents the industry standard for grid reliability and operational excellence that will benefit approximately 10 million customers.

•	Provides meaningful customer value: immediate rate relief plus long-term benefits.

•	Offers vital protection for Dominion Energy employees and produces significant additional contributions to the communities we serve.

•	Creates the nation’s leading all-of-the-above energy company.

•	About the company:

•

NextEra Energy is an excellent energy infrastructure and utility operator in 49 states and four Canadian provinces, and like us, is focused on safety, reliability, an all-of-the-above generation mix, and excellent customer service.

•	NextEra Energy has been delivering energy for more than a century, and is now the largest electric utility holding company in the U.S.

•

NextEra Energy is based in Juno Beach, Florida, and is America’s leading builder of energy infrastructure, with about 80 GW of power generating capacity and expected annual capital expenditures of about $45 billion.

•	It serves 6 million electric utility customers in Florida.

•	It operates seven nuclear units in Florida, New Hampshire, and Wisconsin.

•	It has strong union relationships.

•	NextEra Energy has similar values – Safety-Focused, Customer-First Mindset, Commitment to Excellence, Do the Right Thing, Treat People with Respect, Continuous Improvement, and One Team.

•	Economic Development:

•	More than $150 billion invested in local economies over the past decade.

•	About $8 billion paid in annual property taxes over the past decade.

•	Renewable Energy:

•	NextEra Energy operates the largest renewable portfolio in the U.S.

What This Means for Dominion Energy Employees:

•	This is a merger of equals to best accommodate growth across the combined footprint.

•	NextEra Energy and Dominion Energy can learn from each other; that process will make the combined company better than the companies are individually.

•	If you want to go farther, go together

•	Non-union employees:

•	NextEra Energy has agreed to an employee job protection period of 18 months, post-close.

•	This means there will be no involuntary severances (other than for cause or performance) during this time.

•	NextEra Energy has agreed to pay and benefits protection of 24 months, post-close, during which:

•	Base pay and annual bonus targets may not be reduced;

•	Employees are guaranteed a substantially comparable benefits package, with specific protection against changes to retirement or retiree medical plans; and

•	No changes are expected to vacation, sick leave, holidays or personal holidays

•	Union-represented employees:

•	NextEra Energy has agreed to an employee job protection period of 18 months, post-close.

•	This means there will be no involuntary severances (other than for cause or performance) during this time.

•	Collective-bargaining agreements in effect at merger close will continue to be recognized.

•	Headquarters:

•	The combined companies are committed to maintaining dual headquarters in Juno Beach, Florida and Richmond, Virginia, as well as operational headquarters in Cayce, South Carolina.

•

Bob Blue will lead the combined company’s regulated utilities; Ed Baine will continue to lead Dominion Energy Virginia and North Carolina; Keller Kissam will continue to lead Dominion Energy South Carolina (and continue reporting to Baine).

•	Branding:

•	Utility company names will remain the same, e.g., Dominion Energy Virginia, Dominion Energy North Carolina, and Dominion Energy South Carolina.

•	Services Company:

•	The combined companies expect that Dominion Energy’s services company will continue to provide services to Dominion Energy companies post-close.

•	There will continue to be broad opportunities for corporate jobs in Virginia, South Carolina, and Florida.

•	We believe the combination will unleash growth; this is about addition.

•	Career Opportunities:

•	Dominion Energy employees will have access to greater career opportunities as part of the nation’s largest electric utility.

•	Hiring During Merger Process:

•	Hiring, promotions, job changes, pay changes, annual merit, etc. continue in the ordinary course of business.

•	Contractors:

•

There are no immediate changes anticipated for non-Dominion Energy Workers (NDEWs) – contractors. We will be communicating directly with our suppliers, including those who employ these workers. Please refer employment-related questions from these workers to their employers.

•	Nuclear:

•	As part of its deregulated portfolio, NextEra Energy operates Seabrook in New Hampshire and Point Beach in Wisconsin, and is in the process of restarting Duane Arnold in Iowa.

•	In Florida, it operates units at St. Lucie and Turkey Point under a state-regulated regime.

•	Nuclear will remain a top priority for the combined company.

What It Means for Our Customers

•	$2.25 billion in proposed bill credits over two years post-close for our customers in Virginia, North Carolina, and South Carolina.

•	Expected upgraded credit ratings at Dominion Energy Virginia/North Carolina and Dominion Energy South Carolina reduce borrowing costs and increase financial resiliency.

•	Over time, customers will benefit from the combined company’s unparalleled purchasing power and supply-chain breadth, lower borrowing costs, and shared operational best practices.

•	NextEra Energy’s storm experience and expertise complement Dominion Energy’s reliable electric systems and grid transformation success.

•	The two companies set the standard for top-tier customer service, with outstanding customer satisfaction scores.

•	Continued support for the robust utility assistance programs we have today, helping customers facing hardship keep the lights on.

What it Means for Our Communities

•	NextEra Energy has committed to nearly doubling Dominion Energy’s charitable giving for five years post-close (about $10 million in additional annual funding for five years).

•	The two companies share a complementary focus on employee volunteerism.

•	Dual headquarters in Richmond and Juno Beach, as well as continued South Carolina operational headquarters in Cayce.

What it Means for Our Shareholders

•	This will be an all-stock transaction.

•	Each Dominion Energy shareholder will receive 0.8138 shares of NextEra Energy common stock at close.

•	Dominion Energy shareholders will collectively receive a special cash payment of $360 million at close.

•	Dominion Energy shareholders will continue to receive a quarterly dividend until close, subject to determination and declaration by Dominion Energy’s Board of Directors.

Necessary Approvals

•	State regulatory bodies in Virginia, North Carolina, and South Carolina.

•	Federal Hart-Scott-Rodino Act review, and approvals from the Federal Energy Regulatory Commission and the Nuclear Regulatory Commission.

•	Again, we expect the combination to close in the next 12 to 18 months.

Commitment to Regular Updates

•	Regular video and/or email updates from Dominion Energy and NextEra Energy leadership.

•	Employee meetings with NextEra Energy leadership.

Where to Go for More Information and/or Seek Assistance

•

In-person employee meetings will be held today in Richmond and Cayce. A virtual option will also be available via Global Meet. Please ensure that your teams attend/view one of the two meetings, or watch a recording that will be distributed later, as business needs and work schedules allow.

•	Employee Web Portal, where you may find Frequently Asked Questions, among other information.

•	On that site, employees will also be able to submit anonymous questions, should they choose to do so.

•	Email your questions to EmployeeInfo@dominionenergy.com

Reminder to Focus on Our Mission:

•

While we believe this combination will be a tremendous opportunity for our employees, customers, communities, and shareholders, I understand this process may have injected uncertainty into the jobs we do every day.

•	While we may or may not be directly involved in merger-related activities, each of us has a role in serving our customers safely and reliably.

•

Please maintain focus. The safety of our colleagues and customers is our No. 1 task, followed by our mission to provide the reliable, affordable, and increasingly clean energy that powers our customers every day.

Dominion Energy-NextEra Energy Merger

FAQs for Dominion Energy Employees

General

Q. What are the benefits of combining with NextEra Energy?

A. Electricity demand is rising faster than it has since the years following World War II. At the same time, projects are getting larger and more complex, and our customers are counting on affordable, reliable power today, not years from now.

This is about positioning ourselves to meet the moment. Scale has never mattered more. It will enable stronger access to capital, and the ability to plan, build, finance, and operate more efficiently. Ultimately, that scale will translate into more affordable outcomes for the customers and communities we serve over the long term.

Our customers can count on the same reliable service, dedicated team, and familiar ways to interact with us. The Dominion Energy utility names aren’t changing, nor is how we operate locally, serve our customers, or engage with the community. Dominion Energy leaders such as Bob, Ed, Keller, and others will still be here and job protections for all Dominion Energy employees will ensure our customers continue to be served by the people they know. Furthermore, Bob will serve on the Board of Directors of NextEra Energy and will be joined by three existing Dominion Energy Board members.

The transaction includes a proposal for Dominion Energy’s customers in Virginia, North Carolina and South Carolina to receive $2.25 billion in bill credits spread over two years following the close of the transaction if approved.

In addition, under the terms of the merger, the combined companies would increase charitable giving in Virginia, North Carolina, and South Carolina by about $10 million per year, for five years.

Q. What are NextEra Energy’s core values and mission?

A. NextEra Energy aspires to be the most consequential energy company in the world, guided by core values of commitment to excellence, doing the right thing, and treating people with respect. Safety is central to everything they do, alongside a strong customer-first mindset. These values align closely with Dominion Energy’s culture of continuous improvement and our shared commitment to doing right by our employees, customers, and the communities we serve.

Q. Where can I learn more about NextEra Energy?

A. NextEra Energy’s website, www.nexteraenergy.com, is a good place to start for information, along with its affiliate websites, including www.fpl.com and www.nexteraenergyresources.com. In addition, employees will continue to have opportunities to hear from NextEra Energy and learn more about the company’s leadership, businesses, and operations through regular updates. We will continue to post updates on the Employee Web Portal to help you learn more about the combination of the two companies.

Q. What will the new combined company be called?

A. After Dominion Energy merges with NextEra Energy, the combined company will continue to be called NextEra Energy, Inc., trading with the stock ticker symbol “NEE” on the New York Stock Exchange. However, the current Dominion Energy utilities will continue to operate as Dominion Energy Virginia and Dominion Energy South Carolina after the merger.

Q. Where will the new company be headquartered?

A. The combined companies are committed to maintaining dual headquarters in Juno Beach, Florida and Richmond, Virginia, as well as the operational headquarters in Cayce, South Carolina.

Q. When will the merger be complete?

A. The merger requires certain regulatory approvals, as well as the approval of Dominion Energy’s and NextEra Energy’s shareholders. The timeline for closing the transaction to complete the merger will depend on the receipt of these approvals, but we currently anticipate closing in the next 12 to 18 months.

Q. Will the closing happen in phases or all in one day?

A. There will be a single closing date for this merger, regardless of which part of Dominion Energy you work in.

Q. What changes between now and the closing of the merger?

A. As we prepare for the merger, Dominion Energy will continue delivering on its mission of providing reliable, affordable, and increasingly clean energy every day.

Q. Will the company continue to work on Coastal Virginia Offshore Wind project?

A. Yes – we are full speed ahead towards the timely completion of CVOW – no change there.

Q. Are we doing this because the business review was not successful?

A. Dominion Energy has a very attractive standalone plan as a result of the success of the business review: strong regulatory relationships, industry-leading operations, a strong balance sheet, and a growing track record of consistent high-quality financial execution. The company continues successfully delivering on our mission to power our customers, every day, with reliable, affordable, and increasingly clean energy.

That said, both companies recognize that our ability to serve our customers, our employees, our communities, and our shareholders is enhanced through the combination with NextEra Energy. The combined company’s scale and resources will allow us to do even more than we could do by ourselves.

Q. What will happen to the Services company (DES3) at closing?

A. After closing, our Services company will continue to report through Bob Blue’s regulated utilities function.

Q. What will happen to shares of Dominion Energy Stock?

A. When the merger closes, all shares of Dominion Energy common stock will be converted to shares of NextEra Energy common stock, at an exchange ratio of 0.8138 per share. For example, 10,000 shares of Dominion Energy stock would become 8,138 shares of NextEra Energy stock at closing.

In addition, NextEra Energy will provide Dominion Energy shareholders with a special $360M one-time cash payment at closing. For each shareholder, the amount of this special cash payment received will be calculated as $360M, divided by the total number of Dominion Energy shares at closing, multiplied by the number of shares owned by the shareholder.

The 0.8138 exchange ratio and special cash payment apply to all Dominion Energy common stock shareholders, regardless of whether the stock is held at Dominion Energy Direct, in a Dominion Energy 401(k) plan, or in another account. Upon closing, Dominion Energy stock will automatically convert to NextEra Energy stock within your account, and likewise, you will automatically receive the special cash payment through your account. You do not need to take any special action to cause the conversion to NextEra Energy stock or the special cash payment.

Q. Where can I find more information?

A. We are committed to keeping you informed every step of the way. We will communicate regularly as the regulatory approval process progresses and as key milestones are reached. You will also be able to find information and resources on the dedicated Employee Portal, and you may submit questions to employeeinfo@dominionenergy.com. If you prefer to submit your question anonymously, you may do so using this form.

Employee Protections

Q. Will I become a NextEra Energy employee?

A. At closing, all Dominion Energy employees will become part of the NextEra Energy family of companies, but we do not anticipate a change to your direct employer (e.g., Dominion Energy Services, Inc.; Virginia Electric and Power Company; etc.) at closing. You will be informed of any change that applies to you.

Q. Does the merger provide any special protections for employees?

A. Yes. The terms of the merger include special protections for jobs, pay and benefits. Specifically, the combined companies have committed not to eliminate any Dominion Energy jobs for at least 18 months after the merger closes, which means that there will be no involuntary severances during that time, other than for cause or poor performance.

In addition, for non-union represented Dominion Energy employees, base pay and annual bonus targets may not be reduced during the 24-month period after closing, and employees are also guaranteed substantially comparable benefits during this 24-month period (the “Pay and Benefits Protection Period”). Merit increases will also continue in the ordinary course of business during this time.

For union-represented employees, collective bargaining agreements will continue to be recognized.

Q. Will collective bargaining agreements be honored?

A. Yes. Collective bargaining agreements will continue to be recognized.

Q. Should I expect to relocate to NextEra Energy’s Florida headquarters to have a “corporate” job?

A. We anticipate that there will continue to be broad opportunities for corporate jobs, including functions performed by DES3, at the Richmond and Cayce headquarters. Today NextEra Energy has a presence across multiple states, including corporate functions at office locations outside of Juno Beach. We are committed to giving all employees fair consideration for jobs and promotion opportunities within the combined company, both inside and outside of Virginia and South Carolina.

Q. Will my role or responsibilities change?

A. There are no immediate changes to your role or day-to-day responsibilities. As we work through the regulatory and shareholder approval processes over the coming months, we will continue to communicate any updates that are relevant to you and your team.

Q. Will there be layoffs?

A. We are not announcing any layoffs. In fact, we have announced a special 18-month protection against layoffs as part of this transaction. We feel confident in doing so because this is a combination driven by growth. America needs more energy infrastructure built faster than ever before, and the combined company would have an enormous amount of work ahead of it. As a growing company, we expect there to be good jobs for our talented teams across all states we serve and wherever we have operations across the country.

Q. Should I be worried about my job?

A. This combination is about growth, not contraction. We are committed to our people and to providing meaningful career opportunities across the combined enterprise. A larger, faster-growing company means more opportunities, not fewer.

In the past, when job realignments occurred in the normal course of business, NextEra Energy’s preferred practice has been to achieve reductions primarily through natural attrition, by not backfilling select roles, and through voluntary programs.

Employee Benefits (Non-Union)

Q. Will there be changes to my benefits as a result of the merger?

A. As part of the terms of the merger, the combined companies have provided special employee protections by agreeing to maintain substantially comparable benefits during the 24-month Pay and Benefits Protection Period after the merger closes.

In addition, during the 24-month Pay and Benefits Protection Period, the terms of the merger prohibit changes to your pension, cash balance, or 401(k) plan(s), or revocation of your eligibility for retiree medical benefits. Keep in mind that the vested pension, cash balance, and 401(k) benefits that you have earned are always yours by law and cannot be taken away.

Q. What happens to my benefits after the 24-month Pay and Benefits Protection Period ends?

Employee benefits are critical to our efforts to attract and retain the best talent and of the utmost importance to you and your family. Today, both companies regularly review their benefits offerings to ensure that they continue to be appropriately competitive and supportive, and we will continue to do so as we bring the companies together.

At this time, we haven’t made any plans regarding benefits beyond the 24-month period. That is something we expect to do over the 24-month post-close period to figure out the best plan options just as we have done during prior transactions. We both have gone through transactions in the past and have experience managing different groups of employees with different pension and retiree benefit plans based on how they joined the corporate family. It’s important to know that both companies’ pension plans are very well funded. We will continue to spend time annually looking at all the benefits and plan designs across our plans.

Q. Will my years of service be recognized by NextEra Energy after the merger?

A. Yes. Your years of service with Dominion Energy will continue to be recognized by NextEra Energy for purposes of policies such as vacation, sick time, service awards, and eligibility and vesting in retirement plans and retiree medical, in accordance with the terms of the merger.

Compensation and Payroll (Non-Union)

Q. Will my pay be impacted?

A. The merger’s special protections for employees guarantee that your base pay will not be reduced during the 24-month Pay and Benefits Protection Period.

Q. Will my pay dates remain the same? Will monthly payroll change to bi-weekly?

A. If there are any changes to your regular pay date or your pay cycle, we will inform you well in advance.

Q. Will Dominion Energy continue with its current Annual Incentive Plan (AIP) or adopt NextEra Energy’s bonus program?

A. We anticipate that Dominion Energy will transition to NextEra Energy’s annual bonus program, although the precise timing of that transition will depend on the merger closing date.

NextEra Energy’s annual bonus program reflects a pay-for-performance philosophy, linking rewards to company results, business performance, and individual contributions. Reward opportunities are evaluated each year based on actual outcomes.

Q. How will AIP be handled during the year of closing?

A. AIP payouts for the year in which closing occurs will be paid on the regular payout schedule, based on the actual achievement of Dominion Energy’s established goals.

However, if the actual performance under NextEra Energy’s annual bonus plan results in a higher bonus payout, then the bonus payout for the portion of the year that occurs after closing will be scored based on the achievement of NextEra Energy’s goals.

Q. Will my AIP target change?

A. The merger’s special protections for employees guarantee that your AIP target will not be reduced during the 24-month Pay and Benefits Protection Period.

Other Questions

Q. Will our vacation, sick-time, designated holidays, or personal holidays change after the merger?

A. We do not anticipate changes to your vacation, sick-time, designated holidays, or personal holidays during the 24-month Pay and Benefits Protection Period.

Q. Will our hybrid work arrangements change?

A. Nothing is changing for now. Today, technology enables us to work together when we can’t all be at the office.

NextEra Energy has a broad footprint across 49 states, and while there are some functions that are fully remote, NextEra Energy is largely a five-day-in-the-office culture. That policy is grounded in the belief that in-person collaboration is important to build and maintain culture and to continue to develop the team, and that we can make better decisions when we are together. We realize that there are space constraints in some Dominion Energy locations, and we will need to take that into consideration as we develop plans for the future.

Q. Will work locations change after closing?

A. We do not anticipate work location changes at closing. In addition, the merger’s special protections for non-union employees include a specific commitment to maintaining your employment location within a 50-mile radius from your current work location for at least 18 months.

Q. Can I apply for NextEra Energy jobs after the merger closes?

A. Yes. One of the benefits of the merger is that after the combination is complete, you will have the ability to apply for jobs across the entire NextEra Energy family. Keep in mind that at this point, we do not yet have details on how employee benefits will apply to people who transfer between Dominion Energy and NextEra Energy jobs. We will be working through those plans as we approach the closing date.

Please also note that if you were to leave your Dominion Energy employment for any reason before closing and later become a NextEra Energy employee, you would not receive the special employee protections of the merger, which means, among other things, that your Dominion Energy years of service may not be recognized by NextEra Energy.

Q. Can I retire from Dominion Energy at closing and begin collecting my pension while continuing to work for the new combined company?

A. No. At closing, the companies will become part of the same corporate family, known as an IRS “controlled group.” IRS rules generally prevent you from retiring from one company in the controlled group to collect your pension while continuing to work for the same company, or a different company in the same controlled group.

Q. Will we still have employee resource groups (ERGs)?

A. Yes. Like Dominion Energy, NextEra Energy sponsors thriving ERGs, including:

•	African American Professional Employee Group (AAPEG)

•	Asian Professionals in Energy Exchange Group (APEX)

•	Hispanic Organization for Latino Americans (HOLA)

•	NextEra of Pride and Allies

•	Alliance for People with Disabilities

•	NextEra Engineers Network

•	NextEra Interfaith Alliance

•	North American Young Generation in Nuclear

•	NextEra Energy Toastmasters

•	Veterans at NextEra Energy (VETNEXT)

•	Young Aspiring Professionals (YAP)

•	Women in Energy (WiE)

•	Women in Nuclear (WiN)

•	NextEra Heritage

As we work toward closing the merger, we will update you on how the Dominion Energy and NextEra Energy ERGs will work together in support of the combined companies.

Q. Will NextEra Energy branded uniforms be required at the Dominion Energy utilities?

A. No. The utilities will continue to be branded as Dominion Energy Virginia and Dominion Energy South Carolina.

Q. May I continue using the Dominion Energy Credit Union after closing? Will deductions from my paycheck for credit union loans continue?

A. The Dominion Energy Credit Union is a legally separate entity from the rest of Dominion Energy. We anticipate that it will continue to operate post-closing, and that paycheck deductions will also continue.

Q. Will the combined companies continue the Employee Giving Programs (matching gifts, Energy Share, Dominion Energy South Carolina’s Good Neighbor Fund)?

A. We know that giving back to the community is important to many of our employees. The combined companies expect to continue employee giving programs, including matching gifts and volunteer programs, after closing.

Q. Does this announcement impact Non-Dominion Energy Workers (e.g., contractors)?

A. No. Employment-related questions from these workers should be directed to their employers.

Q. Does this announcement impact our summer interns?

A. No. We will continue welcoming our summer interns as planned.

Leader Toolkit Do’s and Don’ts

Do

•	Do maintain safety-first mindset.

•	Do meet with your teams in the first week and use the leader toolkit to guide the conversation.

•	Do use the talking points and slides provided.

•	Do pick up the phone or meet in person instead of sending emails.

•	Do reinforce that our mission remains unchanged – providing the reliable, affordable and increasingly clean energy that powers our customers every day.

•	Do share questions that you are getting with the employee info mailbox at employeeinfo@dominionenergy.com.

•	Do ensure your team members working on the combination use appropriate time codes to charge their time.

•	Do avoid speculation and rumors.

•	Do reinforce these Do’s/Don’ts with your teams.

Don’t

•

Don’t make changes to slides or written materials that have been distributed by the company about the merger. These materials have been approved by legal counsel, and distributing new or altered materials could trigger legal filing requirements.

•	Don’t make assumptions. If you have a question, direct them to the appropriate leadership or the employee info mailbox at employeeinfo@dominionenergy.com.

•	Don’t record meetings, as this is generally against Dominion Energy’s Recording of Meetings Policy.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included or incorporated by reference in this communication, including, among other things, statements regarding the proposed business combination transaction between NextEra Energy, Inc. (NextEra Energy) and Dominion Energy, Inc. (Dominion Energy) and future events, plans and anticipated results of operations, business strategies, the anticipated benefits of the proposed transactions, the anticipated impact of the proposed transactions on the combined company’s business and future financial and operating results, the anticipated closing date for the proposed transactions and other aspects of NextEra Energy’s or Dominion Energy’s operations or operating results, are forward-looking statements. Words and phrases such as “ambition,” “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,”

“outlook,” “effort,” “target,” the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions or events can be used to identify forward-looking statements. Where, in any forward-looking statement, NextEra Energy or Dominion Energy expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. Any forward-looking statement is not a guarantee of future performance, outcomes or results and is subject to numerous risks, uncertainties and other factors, many of which are beyond NextEra Energy’s or Dominion Energy’s control, that could cause actual performance, outcomes or results to differ materially from what is expressed or implied in the forward-looking statement.

These factors include a failure by NextEra Energy to successfully integrate Dominion Energy’s businesses and technologies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the expected benefits of the proposed transactions may not be fully realized or may take longer to realize than expected; each party’s ability to obtain the approval of its shareholders required to consummate the proposed transactions and the timing of the closing of the proposed transactions, including the risk that the conditions to closing are not satisfied on a timely basis or at all or the failure of the transactions to close for any other reason or to close on the anticipated terms, including with the anticipated tax treatment; the risk that any governmental or regulatory approval, consent or authorization that may be required for the proposed transactions is not obtained, is delayed or is obtained subject to conditions that are not anticipated or that cause the termination of the merger agreement and abandonment of the transactions; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement by either party; the risk that certain provisions in the merger agreement or the pendency of the transactions may impact either party’s ability to pursue certain business opportunities or strategic transactions; unanticipated difficulties, liabilities or expenditures relating to the transactions, including the impact of potential litigation relating to the transactions; the effect of the announcement, pendency or completion of the proposed transactions on the parties’ business relationships and business operations generally, including the parties’ relationship with regulators, suppliers, vendors and customers; the effect of the announcement or pendency of the proposed transactions on the parties’ common stock prices and uncertainty as to the long-term value of either party’s common stock; risks that the proposed transactions disrupt either party’s current plans and operations, including due to the diversion of the attention of management from ordinary course business operations, and potential difficulties in hiring or retaining employees as a result of the proposed transactions; any rating agency actions; and the impact of the announcement or pendency of the proposed transactions on either party’s ability to access capital, including the short- and long-term debt markets, on a timely and affordable basis; general worldwide economic conditions and related uncertainties; the effect and timing of changes in laws or in governmental regulations (including environmental); fluctuations in trading prices of securities of NextEra Energy and in the financial results of NextEra Energy or Dominion Energy; and the timing and extent of changes in interest rates, commodity prices and demand and market prices for electricity or gas. The registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the Securities and Exchange Commission (SEC) will describe additional risks in connection with the proposed transactions. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 and joint proxy statement/prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to NextEra Energy’s and Dominion Energy’s respective periodic reports and other filings with the SEC, including the risk factors contained in NextEra Energy’s and Dominion Energy’s most recently filed Annual Reports on Form 10-K and subsequently filed Quarterly Reports on Form 10-Q.

Any forward-looking statements included in this communication represent current expectations and are inherently uncertain and are made only as of the date hereof (or, if applicable, the dates indicated in such statement). Except as required by law, neither NextEra Energy nor Dominion Energy undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Transactions and Where to Find It

In connection with the proposed transactions, NextEra Energy intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of NextEra Energy and Dominion Energy that also constitutes a prospectus of NextEra Energy. Each of NextEra Energy and Dominion Energy may also file other relevant documents with the SEC regarding the proposed transactions. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that NextEra Energy or Dominion Energy may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of NextEra Energy and Dominion Energy. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT NEXTERA ENERGY, DOMINION ENERGY, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (if and when available) and other documents containing important information about NextEra Energy, Dominion Energy and the proposed transactions, once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by NextEra Energy will be available free of charge on NextEra Energy’s website at http://www.investor.nexteraenergy.com/ or by contacting NextEra Energy’s Investor Relations Department by email at investors@nexteraenergy.com or by phone at (800) 222-4511. Copies of the documents filed with the SEC by Dominion Energy will be available free of charge on Dominion Energy’s website at http://investors.dominionenergy.com or by contacting Dominion Energy’s Investor Relations Department by email at investor.relations@dominionenergy.com or by phone at (804) 819-2438.

Participants in the Solicitation

NextEra Energy, Dominion Energy and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions.

Information about the directors and executive officers of NextEra Energy, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i)  NextEra Energy’s proxy statement for its 2026 annual meeting of shareholders, which was filed with the SEC on April 1, 2026, including under the headings “Proposal 1: Election as directors of the nominees specified in this proxy statement,” “Director Compensation,” “Executive Compensation,” and “Common Stock Ownership of Certain Beneficial Owners and Management,” (ii) NextEra Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 13, 2026, including under the heading “Item 1. Business—Information About Our Executive Officers” and (iii) to the extent certain holdings of NextEra Energy securities by its directors or executive officers have changed since the amounts set forth in NextEra Energy’s proxy statement for its 2026 annual meeting of shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC.

Information about the directors and executive officers of Dominion Energy, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) Dominion Energy’s proxy statement for its 2026 annual meeting of shareholders, which was filed with the SEC on March 19, 2026, including under the headings “Item 1: Election of Directors – Director Nominees,” “Compensation of Non-Employee Directors,” “Executive Compensation” and “Security Ownership of Certain Beneficial Owners and Management,” (ii) Dominion Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 23, 2026, including under the heading “Information about our Executive Officers” and (iii) to the extent certain holdings of Dominion Energy securities by its directors or executive officers have changed since the amounts set forth in Dominion Energy’s proxy statement for its 2026 annual meeting of shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC.

Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Copies of the documents filed with the SEC by NextEra Energy and Dominion Energy will be available free of charge through the website maintained by the SEC at www.sec.gov. Additionally, copies of documents filed with the SEC by NextEra Energy and Dominion Energy will be available free of charge through the sources indicated above.